CAESARS ACQUISITION COMPANY

One Caesars Palace Drive

Las Vegas, NV 89109

November 1, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Caesars Acquisition Company
Registration Statement on Form S-3A
File No. 333-214037

Ladies and Gentlemen:

On behalf of Caesars Acquisition Company (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3A be accelerated to 10:00 a.m., Washington, D.C. time, on November 3, 2016, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Raymond Lin at Latham & Watkins LLP at (212) 906-1369.

Very truly yours,

CAESARS ACQUISITION COMPANY

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	Chief Financial Officer

cc:	Raymond Lin, Latham & Watkins LLP